FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

October 15, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
“OCTOBER 15 - 2004”	NR:04-19

LUMINA CLARIFIES NORTHERN MINER ADVERTISEMENT CONTENT

Vancouver, British Columbia – Lumina Copper Corp published, in the Northern Miner on September 4, 2004, investor relations information which included a description of Lumina’s total copper and gold resources.

The British Columbia Securities Commission has asked Lumina to clarify for investors the following:

  In deriving the total copper and gold resource figures, inferred mineral resources were added to other resource categories.  Such cumulative disclosure is not in accordance with current regulation.

  In deriving the total copper and gold resource figures, historical resource estimates were added to the current resource estimates and there is insufficient information available to allow the historical estimates to be classified as current resources under National Instrument 43-101.

  The total copper and gold resources reported assume 100% extraction of the metal from the ground and 100% metallurgical recovery.

  Any valuation of the company shares based on the metal content of the deposits should factor in the above points.

“The Copper Development Company”

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401